Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202 .637.3593 payamsiadatpour@ eversheds-sutherland.com
March 25, 2019

VIA EDGAR

James E. O’Connor

Senior Counsel - Disclosure Review Office

U.S. Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Fidus Investment Corporation

       Preliminary Proxy Statement on Form PRE 14A

Dear Mr. O’Connor:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 17, 2019 regarding the Company’s preliminary proxy statement on Form PRE 14A filed on March 8, 2019. The Staff’s comments are set forth below and are followed by the Company’s responses. Where the Company notes that it will revise its disclosure in response to the Staff’s comments, such revisions will be made in the Company’s definitive proxy statement on Form DEF 14A.

1.    Comment: In the section “Information About Voting - How are votes counted?”, we suggest that you clarify - to prevent the inadvertent creation of broker non-votes - that, because both proposals are “non-routine,” the only way a “broker non-vote” could be created would be if a shareholder provides his or her broker, bank, trust or other nominee with instructions on how to vote his or her shares with respect to one proposal but not the other. As a result, a broker non-vote would be created with respect to the uninstructed issue.

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

2.    Comment: Please confirm by correspondence to us that all of the applicable information required by Items 22(b)(2), 22(b)(4)(i), and 22(b)(6) through (12) of Schedule 14A has been provided.

Response: The Company hereby confirms to the Staff that all of the information required by Items 22(b)(2), 22(b)(4)(i), and 22(b)(6) through (12) of Schedule 14A has been provided, to the extent that it is applicable.

3.    Comment: Under “Proposal No. 2,” please disclose, prominently, the maximum discount below NAV at which the Company may offer its shares or that there is no limit on the discount at which the Company may sell shares.

Response: The Company advises the Staff that such disclosure is included in boldface type on page 24, in the third paragraph under the heading “Proposal No. 2.”

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U.S. Securities and Exchange Commission March 25, 2019 Page 2

4.    Comment: In the section “Proposal No. 2 - Reasons to Offer or otherwise Issue Common Stock Below NAV,” please also state that the issuance of additional stock would enable the Company to increase its leverage.

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

5.    Comment: In the table under “Proposal No. 2 - Reasons to Offer or otherwise Issue Common Stock Below NAV,” please re-title the last column “Dividends Declared per Share.”

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

6.    Comment: In the table under “Proposal No. 2 - Reasons to Offer or otherwise Issue Common Stock Below NAV,” please add the words “and subtracting 1” to the end of footnote 2.

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

7.    Comment: In the table under “Proposal No. 2 - Reasons to Offer or otherwise Issue Common Stock Below NAV,” please disclose which of the following two formulas is being used for the calculation:

•   ((high or low closing sales price – NAV) ÷ NAV)) x 100 or; alternatively,

•   (high or low closing sales price ÷ NAV) – 1.

Response: The Company advises the Staff that it will clarify its disclosure in footnote 2 to the table in accordance with the Staff’s comment.

8.    Comment: In addition to satisfaction of Sections 23(b) and 63(2), and Sections 18(d), 61(a)(3), and 63(3) with respect to warrants, options, and rights, where a BDC may offer its shares below net asset value, it is the staff’s position that BDCs may make multiple take-downs off a single shelf registration statement provided that the Company’s registration statement includes an undertaking to file a post-effective amendment that must be declared effective by the staff where (1) the cumulative dilution to net asset value per share from offerings under the registration statement, as amended by post-effective amendment, exceeds 15% or (2) the BDC receives an auditor’s going-concern opinion or a material adverse change occurs making the financial statements materially misleading. In the section “Proposal No. 2 - Conditions to Sales Below NAV,” please provide disclosure that the Company will comply with the staff’s position regarding such an undertaking.

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

9.    Comment: Please disclose in the section “Proposal No. 2 - Key Stockholder Considerations,” as well as prominently in the front of the prospectus, the maximum discount below NAV at which the Company may offer its shares or that there is no limit on the discount at which the Company may sell shares.

Response: The Company advised the Staff that such disclosure is included on page 27, in the third paragraph in the section “Proposal No. 2 - Key Stockholder Considerations.” The Company advises the Staff that it will revise its disclosure or make its existing disclosure more prominent, as applicable, in accordance with the Staff’s comment.

March 25, 2019 Page 3

10.    Comment: In the section “Proposal No. 2 - Examples of Dilutive Effect of the Issuance of Shares Below NAV,” we suggest that you provide two additional tables formatted like the one for existing shareholders who do not purchase any shares in the offering as follows:

•   Existing stockholders who purchase a relatively small amount of shares in the offering and a relatively large amount of shares in the offering and

•   New investors who become stockholders by purchasing shares in the offering.

Response: The Company respectfully advises the Staff on a supplemental basis that in light of the fact that the current table reflects the maximum dilutive impact on shareholders and the fact that including additional tables is not a form requirement, the Company believes that including any additional tables would not be helpful to shareholders.

11.    Comment: Following the (or each) example under the heading “Dilutive Effect of the Issuance of Shares by Company XYZ Below Net Asset Value,” please provide a statement substantially similar to the following: “The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined net asset value per share. It is not possible to predict the level of market price decline that may occur.”

Response: The Company advises the Staff that it will revise its disclosure in accordance with the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation
Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation
Steve B. Boehm, Eversheds Sutherland (US) LLP